18001408

SEC Mail Processing Section

FEB 27 2018

Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 South Revere Parkway
(No. and Street)

Centennial (City) CO (State) 80112-3992 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Huskey 303-705-6134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Mary Huskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCAdvisors Network, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary Huskey
Signature

CFO and Finanical Operations Principal
Title

Donna Jean Christensen 2/26/2018
Notary Public

DONNA JEAN CHRISTENSEN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20154023645
MY COMMISSION EXPIRES JUNE 16, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCAdvisors Network Inc.

December 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Stockholders and the Board of Directors of TCAdvisors Network, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TCAdvisors Network, Inc. (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

Denver, Colorado
February 26, 2018

TCAdvisors Network Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	506,817
Clearing agent deposit		100,113
Fees receivable		411,372
Prepaid expenses		19,463
Total assets	$	1,037,765

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and other liabilities, related party	$	267,253
Accrued expenses		44,858
Total liabilities		312,111
Commitments and Contingencies (Note 5)		
Stockholders' Equity		
Common stock, $0.01 par value; authorized 1,000,000 shares; issued and outstanding 925,713 shares		9,257
Additional paid-in capital		762,455
Accumulated deficit		(46,058)
Total stockholders' equity		725,654
Total liabilities and stockholders' equity	$	1,037,765

TCAdvisors Network Inc.

Notes to Financial Statements

Year Ended December 31, 2017

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

TCAdvisors Network Inc. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is incorporated under the laws of the state of Colorado.

The Company is commonly controlled by the largest shareholder of Gemisys Financial Services Corporation (Gemisys), TCA Financial Corporation (TCA Financial), and Trust Company of America (Trust Company).

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a fully disclosed broker/dealer. All trades are transacted through clearing brokers.

Summary of Significant Accounting Policies

The Company follows United States of America Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition results.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company's stockholders have elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law. Therefore, taxable income or loss is reported to the individual stockholders for inclusion in the individuals' respective tax returns and no provision for federal and state income taxes is included in this statement of financial condition.

ASC 740 – Income taxes, is the standard that requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the

tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2017 management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

On February 25, 2016 the FASB issued ASU 2016-2, Leases. ASU 2016-2 requires a lessee to recognize on the balance sheet, the assets and liabilities for the rights and obligations created by those leases with a lease term of more than twelve months. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from a lease. Businesses are required to adopt the standard for reporting periods beginning January 1, 2019. The Company has determined that there is no impact currently but that future agreements could impact the financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends existing guidance related to accounting for employee share-based payments affecting the income tax consequences of awards, classification of awards as equity or liabilities. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is evaluating the potential impact that adoption of this ASU will have on its statement of financial condition and related disclosures.

Note 2: Clearing Agent Deposit

The Company maintains a deposit account amounting to $100,113 with its clearing agent pursuant to a Clearing Agent Agreement. The clearing agent deposit has been included as an allowable asset for purposes of the Company's net capital calculation.

Note 3: Related-party Transactions

Pursuant to an expense allocation agreement between the Company and Trust Company, the Company's statement of financial condition reflects the pro-rata allocation of costs incurred for occupancy costs, operations and administrative support, in addition to certain network services. The allocations are based on a ratio of the number of employees of TCAN to the total number of employees occupying the facilities, or may be allocated based on some other calculation as agreed upon by the parties. Officer salaries and expense items related to IT and disaster recovery are allocated based on analysis of the amount of time and resources that the Company uses. The expense sharing agreement was amended on July 1, 2015 to clarify the types of expenses that are included. In exchange for the shared services, the Trust Company charges the Company a monthly fee.

At December 31, 2017, the Company had accounts payable of $267,253 to the Trust Company. Substantially all revenue earned by the Company is by virtue of affiliation with Trust Company.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $294,819, which was $244,819 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.06 to 1 at December 31, 2017.

Note 5: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the statement of financial condition.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying statement of financial condition has been prepared using values and information currently available to the Company.

Concentrations, Credit Risk and Off Balance Sheet Risk

The Company's cash demand deposits are held at a financial institution and insured by the FDIC up to $250,000. At December 31, 2017 the Company's cash accounts exceeded federally insured limits by $256,817.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company does not open or establish accounts on behalf of its customer and does not clear its own securities and futures transactions. The customer has pre-established securities and/or futures accounts with a clearing broker for this purpose. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information. When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk. As such, any risk associated with concentration of credit is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC.

The Company has a shared services agreement with Trust Company, a related party. The Company's overhead costs could be directly impacted if the shared services agreement with Trust Company expired or the financial condition of Trust Company deteriorated.

Note 6: Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

TCAdvisors Network Inc.

Notes to Financial Statements

Year Ended December 31, 2017

Note 7: Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. On October 19, 2017, Trust Company entered into an agreement and plan of merger ("the Merger") with a third party. Trust Company is currently the source of all revenue received by the Company. If the regulatory agencies approve the Merger and the sale is finalized, which is anticipated to occur in March or April of 2018, these revenues will likely be re-directed away from the Company beginning the day of close. The impact of the Merger may have significant impacts to the operations of the Company and the Company will continue to monitor the impacts of the Merger pending regulatory approval.